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                             February 17, 2021

       Joseph D. Vittiglio
       General Counsel and Corporate Secretary
       Finch Therapeutics Group, Inc.
       200 Inner Belt Road, Suite 400
       Somerville, Massachusetts 02143

                                                        Re: Finch Therapeutics
Group, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted February
9, 2021
                                                            CIK No. 0001733257

       Dear Mr. Vittiglio:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1, Filed February 9, 2021

       Prospectus Summary
       Overview, page 1

   1. We note your response to our prior comment 2 and the related revisions to the prospectus;
                                                        however, the disclosure
still contains statements suggesting your product candidates are safe or effective.
Please revise such statements, including, as examples only, the following:

                                                                 CP101 is the
only orally administered, microbiome therapeutic candidate drug in development with
positive pivotal data demonstrating clinical efficacy in all stages of recurrent CDI.
 Joseph D. Vittiglio
Finch Therapeutics Group, Inc.
February 17, 2021
Page 2
                   CP101 has also demonstrated efficacy among patients diagnosed by either polymerase chain reaction.
                   In addition to demonstrating robust efficacy through the 8-week endpoint, a post-
              hoc analysis demonstrated that CP101   s efficacy was robust over
time.
                   We used data from these clinical trials to confirm potential mechanisms underlying the clinical efficacy observed with CP101 for recurrent CDI.
                    Data from over 40 FMT studies, including four randomized, placebo-controlled trials in ulcerative colitis and one randomized,
placebo-controlled trial in Crohn   s
              disease, have shown promising clinical efficacy with a favorable safety profile.
                    Based on the data we have generated with CP101 in recurrent CDI, where we have
              shown a favorable safety and efficacy profile   .

         We remind you that determinations of safety and efficacy are solely within the purview of the FDA and not within the control of the company; therefore, favorable determinations should not be implied or assumed.
2. We note your response to our prior comment 4 and your expanded Summary risk factor disclosure that three of the company's competitors have a product candidate being evaluated in clinical trials for recurrent CDI. In light of this disclosure, please clarify your support for the statements that you are the only company with capabilities to pursue both targeted and enriched consortia, CP101 is the first orally administered, microbiome therapeutic candidate to meet its primary endpoint in a pivotal trial, and that you have the first and only late-stage, orally administered Complete Consortia product candidate.
Business
Our Approach, page 109

3. We note your response to our prior comment number 10. Please remove the reference to
            potential first-in-class    product candidates like FIN-211 on page
111. This term may be
         interpreted to suggest that your product candidate has been or will be approved by the
         FDA.
Exhibits

4. We note that Exhibits 10.3 through 10.7 contain redactions but have not been marked as redacted in the Exhibit Index. In addition, the exhibits themselves do not contain the appropriate heading indicating that redactions are contained. Please revise the Exhibit
       Index to indicate the redactions and revise the exhibits to include a prominent statement
FirstName LastNameJoseph D. Vittiglio
       on the first page that certain identified information has been excluded from the exhibit
Comapany    NameFinch
       because  it is bothTherapeutics  Group,
                           (i) not material     Inc.would be competitively
harmful if publicly
                                            and (ii)
       disclosed.
February  17, 2021See   Item
                     Page  2 601(b)(2)(ii) of Regulation S-K.
FirstName LastName
 Joseph D. Vittiglio
FirstName LastNameJoseph    D. Vittiglio
Finch Therapeutics  Group, Inc.
Comapany17,
February   NameFinch
             2021      Therapeutics Group, Inc.
February
Page 3 17, 2021 Page 3
FirstName LastName
       You may contact Tara Harkins at 202-551-3639 or Kate Tillan at 202-551-3604 if you
have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Laura Crotty at 202-551-7614 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Courtney T. Thorne, Esq.